Exhibit 99.1

Foresight to Enable Mass Screening for Detection of COVID-19 Pandemic Symptoms Using Thermal Cameras and Artificial Intelligence Expertise

A patent application was submitted in the United States for fast and accurate detection of six leading COVID-19 symptoms

Ness Ziona, Israel – June 5, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision, announced today that it has started developing a mass screening solution for the detection of COVID-19 symptoms based on visible-light and thermal cameras. In addition, the Company has submitted a patent application to the U.S. Patent and Trademark Office for a system and method for detection of people infected with the COVID-19 virus.

Based on the Company’s extensive knowledge using FLIR thermal cameras, artificial intelligence (AI) and advanced algorithms, the system is designed to rapidly and accurately detect some of the main symptoms associated with the COVID-19 virus. Foresight’s expertise in automotive vision systems and advanced algorithms will be applied to detect symptoms of COVID-19 including cough and signs of fatigue, in addition to high body temperature, thus increasing the likelihood of accurate detection and potentially eliminating false positive results. These symptoms can be identified by using the Company’s intellectual property that combines both visible-light and thermal cameras.

To date, more than six million people worldwide have been confirmed as coronavirus patients, with a global death toll of over 380,000 people and rising. Foresight recognizes the need for accurate touch-free mass screening, which will help detect potential coronavirus patients in order to allow quick isolation and eventually prevent the spread of this and similar viruses. Foresight’s solution is suitable for quick screening of large groups of people in high traffic areas such as airports, hospitals, sports stadiums, universities, shopping malls and residential complexes.

“The COVID-19 pandemic has created new challenges for public safety, prioritizing the prevention of another pandemic outbreak as the world begins to resume normal activities. Our extensive experience with thermal imaging and AI can be invaluable when applied to a detection solution for early symptoms of the coronavirus. Several prospective customers have already expressed interest in evaluating our unique technology”, said Haim Siboni, CEO of Foresight. “Foresight will continue to work with its multinational collaborators towards the development of automotive vision systems enabling obstacle detection in harsh weather and lighting conditions.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The Company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses creating a solution to detect early symptoms of the coronavirus, that prospective customers have already expressed interest in evaluating the technology, and that Foresight will continue to work with its multinational collaborators towards the development of automotive vision systems enabling obstacle detection in harsh weather and lighting conditions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

In addition, Foresight cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to Foresight. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654